As filed with the Securities and Exchange Commission on June 24, 2019.

Registration No. 333-231759

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BRIDGEBIO PHARMA, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2834	84-1850815
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

421 Kipling Street

Palo Alto, CA 94301

(650) 391-9740

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Neil Kumar

Chief Executive Officer

BridgeBio Pharma, Inc.

421 Kipling Street

Palo Alto, CA 94301

(650) 391-9740

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Mitchell S. Bloom Maggie L. Wong Goodwin Procter LLP Three Embarcadero Center, 28th Floor San Francisco, CA 94111 (415) 733-6000	Neil Kumar Chief Executive Officer BridgeBio Pharma, Inc. 421 Kipling Street Palo Alto, CA 94301 (650) 391-9740	Marc D. Jaffe Ian D. Schuman Joshua M. Dubofsky Brian J. Cuneo Latham & Watkins LLP 140 Scott Dr. Menlo Park, CA 94025 (650) 328-4600

Approximate date of commencement of the proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-231759), or the Registration Statement, of BridgeBio Pharma, Inc. is being filed for the purpose of adding Exhibits to the Registration Statement and amending the Exhibit Index and Item 16 of Part II of the Registration Statement. No changes or additions are being made hereby to the prospectus constituting Part I of the Registration Statement (not included herein) or to Items 13, 14, 15 or 17 of Part II of the Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by BridgeBio Pharma, Inc., or the Company or the Registrant, in connection with the sale of the common stock being registered. All the amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

Amount Paid or to be Paid
SEC registration fee	$33,451
FINRA filing fee	41,900
Nasdaq initial listing fee	295,000
Legal fees and expenses	2,469,000
Accountants’ fees and expenses	1,253,000
Printing expenses	686,000
Transfer and registrar fee	100,000
Miscellaneous	675,000

Total	$5,553,351

Item 14. Indemnification of directors and officers

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

The Company’s amended and restated certificate of incorporation, which will become effective upon completion of the offering, provides for the indemnification of directors to the fullest extent permissible under Delaware law.

The Company’s amended and restated bylaws, which will become effective upon completion of the offering, provide for the indemnification of officers, directors and third parties acting on the Company’s behalf if such persons act in good faith and in a manner reasonably believed to be in and not opposed to the Company’s best interest, and, with respect to any criminal action or proceeding, such indemnified party had no reason to believe his or her conduct was unlawful.

The Company is entering into indemnification agreements with each of its directors and executive officers, in addition to the indemnification provisions provided for in its charter documents, and the Company intends to enter into indemnification agreements with any new directors and executive officers in the future. These agreements will provide that we will indemnify each of our directors and executive officers, and such entities to the fullest extent permitted by law.

The underwriting agreement (to be filed as Exhibit 1.1 hereto) will provide for indemnification and contribution by the underwriters of the Company, and its executive officers and directors, and indemnification and contribution of the underwriters by the Company for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

The Company intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding securities we have issued within the past three years that were not registered under the Securities Act. The numbers of shares of common stock for which units will be exchanged set forth below assume the exchange of all outstanding units of BridgeBio Pharma LLC into 99,999,967 shares of our common stock, based on an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus.

(a) Private Placements of Convertible Preferred Stock

Between March 2016 and May 2017, we issued 75,340,907 Series B preferred units in several closings at a price of $0.44 per unit to seven accredited investors for aggregate gross proceeds of approximately $33.1 million. The Series B preferred units will be exchanged for an aggregate of 14,681,239 shares of common stock in connection with the Reorganization.

In June 2017, in connection with the merger transaction with BridgeBio LLC, we issued (i) 2,390,000 common units to six accredited investors, (ii) 3,000,000 founder units to six accredited investors, (iii) 6,550,000 Series A preferred units to seven accredited investors and (iv) 15,568,183 Series B preferred units to seven accredited investors, in each case in exchange for the same number of corresponding units in BridgeBio LLC held by such investors. The above units will be exchanged for an aggregate of 5,420,614 shares of common stock in connection with the Reorganization.

Between August 2017 and March 2018, we issued 141,155,758 Series C preferred units in several closings at a price of $0.9656 per unit to seven accredited investors for aggregate gross proceeds of approximately $136.3 million. As part of the Series C preferred unit transaction, we issued to one accredited investor an aggregate of 4,142,502 Series C preferred units, in exchange for cancellation of an aggregate of approximately $4.0 million of outstanding indebtedness under a convertible promissory note we had previously issued. The Series C preferred units will be exchanged for an aggregate of 32,503,831 shares of common stock in connection with the Reorganization.

In November and December 2018, we issued 150,955,597 Series D preferred units at a purchase price of $1.9823 per unit to 10 accredited investors for aggregate gross proceeds of approximately $299.2 million. The Series D preferred units will be exchanged for an aggregate of 30,505,452 shares of common stock in connection with the Reorganization.

No underwriters were involved in the foregoing sales of securities. Unless otherwise stated, the sales of securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, as transactions by an issuer not involving a public offering. All of the purchasers in these transactions represented to us in connection with their purchase that they were acquiring the securities for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

(b) Grants

Through May 16, 2019, we have granted an aggregate of 72,806,666 management incentive units, with a grant date fair value ranging from $0.02 to $1.52 per unit, to employees, directors and consultants.

No underwriters were involved in the foregoing issuances of securities. The offers, sales and issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 or Section 4(a)(2) of the Securities Act. The offers, sales and issuances of the securities that were deemed to be exempt in reliance on Rule 701 were transactions under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The offers, sales and issuances of the securities that were deemed to be exempt in reliance upon Section 4(a)(2) were each transactions not involving any public offering, and all recipients of these securities were accredited investors within the meaning of Rule 501 of Regulation D of the Securities Act who were acquiring the applicable securities for investment and not distribution and had represented that they could bear the risks of the investment. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description

1.1	Form of Underwriting Agreement.

3.1+	Certificate of Incorporation of the Registrant, as currently in effect.

3.2	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect immediately prior to completion of this offering.

3.3+	Bylaws of the Registrant, as currently in effect.

3.4	Form of Amended and Restated Bylaws of the Registrant, to be in effect immediately prior to completion of this offering.

4.1	Specimen Common Stock Certificate.

4.2+	Fourth Amended and Restated Limited Liability Company Agreement, dated November 20, 2018, by and among BridgeBio Pharma LLC and its members.

4.3	Form of Registration Rights Agreement, among the Registrant and certain of its shareholders, to be in effect immediately prior to completion of this offering.

5.1+	Opinion of Goodwin Procter LLP.

10.1	2019 Stock Option and Incentive Plan and forms of award agreements thereunder.

10.2	2019 Employee Stock Purchase Plan.

10.3	Senior Executive Cash Incentive Bonus Plan.

10.4	Form of Indemnification Agreement, between the Registrant and each of its directors.

10.5	Form of Indemnification Agreement, between the Registrant and each of its executive officers.

10.6+	Loan and Security Agreement, between BridgeBio Pharma LLC and Hercules Capital, Inc., dated as of June 19, 2018.

10.7+	First Amendment to the Loan and Security Agreement, between BridgeBio Pharma LLC and Hercules Capital, Inc., dated as of December 28, 2018.

10.8+	Lease Agreement, between BridgeBio Pharma LLC and Michael J. Harbour, dated as of March 23, 2017.

10.9†+	Exclusive (Equity) Agreement, by and between Eidos Therapeutics, Inc. and the Board of Trustees of the Leland Stanford Junior University, effective as of April 10, 2016, as amended by Amendment No. 1 effective September 25, 2017.

10.10†+	License Agreement, between QED Therapeutics, Inc. and Novartis International Pharmaceutical Ltd., dated as of January 29, 2018.

10.11†+	Asset Purchase Agreement, among BridgeBio Pharma LLC, Origin Biosciences, Inc., and Alexion Pharma Holding Unlimited Company, dated as of June 7, 2018.

Exhibit Number	Description

10.12†+	Option Agreement, among PellePharm, Inc., Leo Pharma A/S and Leo Spiny Merger Sub, Inc., dated as of November 19, 2018, as amended on March 13, 2019.

10.13†+	Asset Purchase Agreement, among Phoenix Tissue Repair, Inc., Shire Human Genetic Therapies, Inc., and Lotus Tissue Repair, Inc., dated as of July 21, 2017.

10.14†+	Exclusive License Agreement, between The Regents of the University of California and TheRas, Inc., dated September 28, 2016, as amended by First Amendment effective January 10, 2017, Second Amendment effective August 10, 2017 and Third Amendment effective September 7, 2018.

10.15†+	Collaboration and License Agreement, between Navire Pharma, Inc. (formerly known as PTP Pharmaceuticals, Inc.) and the Board of Regents of the University of Texas System and The University of Texas M.D. Anderson Cancer Center, dated March 3, 2017, as amended by Amendment No. 1 dated July 10, 2017.

10.16†+	Exclusive Patent License Agreement, between The Frederick National Laboratory for Cancer Research, operated by Leidos Biomedical Research, Inc., under sponsorship from the National Cancer Institute, and TheRas, Inc., dated December 14, 2018.

10.17†+	Cell Line License Agreement, by and between Life Technologies Corporation and BridgeBio Services, Inc., effective as of November 15, 2018.

10.18+	Second Amendment to the Loan and Security Agreement, between BridgeBio Pharma LLC and Hercules Capital Inc., dated as of May 17, 2019.

10.19+	Offer Letter, between BridgeBio Services, Inc. and Neil Kumar, dated December 14, 2017.

10.20+	Offer Letter, between BridgeBio Services, Inc. and Brian Stephenson, dated October 28, 2018.

10.21+	Offer Letter, between Eidos Therapeutics, Inc. and Uma Sinha, dated June 1, 2016, as amended on May 24, 2018.

10.22+	Offer Letter, between BridgeBio Services, Inc. and Charles Homcy, dated February 20, 2019.

10.23+	Offer Letter, between BridgeBio Services, Inc. and Richard Scheller, dated April 5, 2019.

10.24+	Offer Letter, between BridgeBio Services, Inc. and Michael Henderson, dated March 22, 2016, as amended on May 5, 2017.

10.25+	Offer Letter, between BridgeBio Services, Inc. and Cameron Turtle, dated December 13, 2016, as amended on May 5, 2017.

10.26+	Offer Letter, between Eidos Therapeutics, Inc. and Cameron Turtle, dated June 13, 2018.

10.27	Form of Tax Sharing Agreement, between the Registrant and each of its subsidiaries.

10.28	Indemnification Agreement, between BridgeBio Pharma LLC and KKR Genetic Disorder, L.P., dated March 26, 2016.

21	List of Subsidiaries of the Registrant.

23.1+	Consent of Deloitte & Touche LLP independent registered public accounting firm to BridgeBio Pharma LLC.

23.2+	Consent of Deloitte & Touche LLP independent registered public accounting firm to BridgeBio Pharma, Inc.

23.3+	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24+	Power of Attorney.

Unless otherwise indicated, exhibits are filed herewith.

+	Previously filed.
*	To be filed by amendment.
†	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.

(b) Financial Statement Schedules

All schedules have been omitted because they are not required or because the required information is given in the financial statements or notes to those statements.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a) The undersigned Registrant will provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Palo Alto, California on June 24, 2019.

BRIDGEBIO PHARMA, INC.

By:	/s/ Neil Kumar, Ph.D.
Neil Kumar, Ph.D. Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Neil Kumar, Ph.D. Neil Kumar, Ph.D.	Chief Executive Officer, Director (Principal Executive Officer)	June 24, 2019

/s/ Brian C. Stephenson, Ph.D., CFA Brian C. Stephenson, Ph.D., CFA	Chief Financial Officer (Principal Financial and Accounting Officer)	June 24, 2019

* Eric Aguiar, M.D.	Director	June 24, 2019

* Charles Homcy, M.D.	Director	June 24, 2019

* James C. Momtazee	Director	June 24, 2019

* Ali J. Satvat	Director	June 24, 2019

* Richard H. Scheller, Ph.D.	Director	June 24, 2019

*By:	/s/ Neil Kumar
Neil Kumar Attorney-in-fact